US SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Comapny Act of 1935 or
          Section 30(f) of the Investment Comapny Act of 1940

___ Check here if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See section 1(b).

1. Name and Address of
   Reporting Person:        Brooks, Franklin William
                            7689 SE Rivers Edge St.
                            Jupiter, FL 33458

2. Issuer name and Ticker
   or Trading Symbol:       SAF T LOK INCORPORATED   (LOCK)

3. IRS or Social Security
   number of person
   reporting (voluntary):

4. Statement for Month/Year: 2/97

5. If amendment, date of
   Original (Mo/Yr):         N/A

6. Relationship of Reporting
   Person to Issuer
   (Check all that applies): _X_ Director
                             _X_ Officer (give Title: __ Chairman __ )
                             _X_ 10% Owner
                             ___ Other (Specify) ____________________________


     Table I. Non-derivative Securities Acquired, Disposed of, or Beneficially owned

Title of      Transaction  Transaction     Securities Acquired (A)    Amount of Securites  Ownership Form  Nature of
Security      Date         Code            or Disposed of (D)         Beneficially owned   Direct(D) or    Indirect
                                                                      at end of Month.     Indirect (I)    Beneficial Ownership
                           Code    V       Amount    A or D   Price
________      ___________  ____    ____    _______   ______   ______  ___________________  _____________   _____________________
Common Stock  2/3          S               2,000              2.625                        D               N/A
Common Stock  2/4          S               2,000              3.00                         D               N/A
Common Stock  2/5          S               2,000              2.875                        D               N/A
Common Stock  2/6          S               1,000              2.625                        D               N/A
Common Stock  2/13         S               1,500              2.5625                       D               N/A
Common Stock  2/13         S               1,000              2.5625                       D               N/A
Common Stock  2/13         S               1,500              2.625                        D               N/A
Common Stock  2/14         S               2,000              2.6875                       D               N/A
Common Stock  2/14         S               1,000              2.6875                       D               N/A
Common Stock  2/18         S               2,000              2.75                         D               N/A
Common Stock  2/19         S               1,000              2.5625                       D               N/A
Common Stock  2/19         S               1,000              2.5625                       D               N/A
Common Stock  2/20         S               2,000              2.375                        D               N/A
Common Stock  2/25         S                 100              2.75                         D               N/A
Common Stock  2/26         S                 500              2.50                         D               N/A
Common Stock  2/26         S               1,000              2.50                         D               N/A
Common Stock  2/27         S               1,000              2.50                         D               N/A
Common Stock  2/27         S               1,000              2.50                         D               N/A

Total                                     23,600                      650,200




Signature of Reporting Person : // Frank W. Brooks       Date:  3-10-97
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